March 7, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Office of Manufacturing
Washington, D.C. 20549
Attn: Heather Clark and Andrew Blume

RE:	Credo Technology Group Holding Ltd Form 10-K for the fiscal year ended April 30, 2022 Filed June 8, 2022 File No. 001-41249

Ladies and Gentlemen:

Credo Technology Group Holding Ltd (the “Company”, “Credo” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated February 15, 2023, relating to the Company’s Annual Report on Form 10-K (File No. 001-41249) for the fiscal year ended April 30, 2022 (the “Form 10-K”). We have set forth below the comments received from the Staff in Italics. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended April 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 78

1.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. As an example, you disclose on page 79 that revenues increased in fiscal 2022 due to an increase in IC units sold and revenues relating to AEC cables that were introduced in fiscal 2021. Please quantify the extent to which the overall change is attributable to each identified factor and explain in reasonable detail the reasons driving fluctuations in each factor. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response: The Company acknowledges the Staff’s comment and, commencing with the Form 10-Q for the fiscal quarter ended January 28, 2023, and in all future periodic reports on Form 10-Q and Form 10-K, will quantify where possible each material factor that contributed to the overall change in line items where two or more factors contributed to a material change in a financial statement line item between periods including offsetting factors. In addition, we will identify intermediate causes of changes in our operating results, and also describe the reasons underlying the intermediate causes.

Liquidity and Capital Resources, page 80

2.	Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and SEC Release No. 33- 8350.

Response: The Company acknowledges the Staff’s comment and, commencing with the Form 10-Q for the fiscal quarter ended January 28, 2023, and in all future periodic reports on Form 10-Q and Form 10-K, we will include a more informative analysis and discussion of changes in our cash flow from operating activities, consistent with Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Financial Statements
Notes to Consolidated Financial Statements 2. Significant Accounting Policies
Revenue Recognition, page 96

3.	Your disclosure on page 97 indicates that your IP License Revenue consists of perpetual licenses, support and maintenance, and royalties. While you identify when revenue is recognized for customer support and royalties, you do not disclose when revenue is recognized for perpetual licenses granted. Please identify for us and disclose, pursuant to ASC 606-10-50-12, the specific performance obligations of your IP License revenue stream and when you satisfy such performance obligations. In doing so, tell us how you applied ASC 606-10-55-54 through -65B in determining your accounting treatment.

Response: The Company acknowledges the Staff’s comment and, commencing with the Form 10-Q for the fiscal quarter ended January 28, 2023, and in all future periodic reports on Form 10-Q and Form 10-K, our financial statements will include the following updated IP license revenue policy disclosure (marked against the disclosure included in the Form 10-K).

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IP License Revenue - The Company’s IP license revenue consists of ~~a~~ perpetual licenses, support and maintenance, and royalties. The Company enters into perpetual semiconductor IP license agreements that have a fixed fee, whereby licensees pay a fixed fee for the right to incorporate the Company’s IP technologies into the licensee’s products. The ~~Company’s license arrangements~~ IP license agreements do not typically grant the customer the right to terminate for convenience. ~~and~~ Where such rights exist, termination is prospective, with no refund of fees already paid by the customer.

IP revenue recognition is dependent on the nature and terms of each agreement. The Company recognizes license revenue at the point of time of the delivery of the IP. In connection with the license arrangements, the Company offers support ~~and maintenance~~ to assist customers in ~~bringing up and~~ qualifying their final product. Revenue from customer support is deferred and recognized ratably over the support period, which is typically one year.

In certain cases, the Company also charges licensees royalties related to the distribution or sale of products that use its technologies. Such royalties are reported to us on a quarterly basis. The Company estimates the sales-based royalties earned each quarter primarily based on its customers’ reporting of sales activity incurred in that quarter. The Company recognizes the estimated royalty revenue when it is probable that reversal of such amounts will not occur. Any differences between actual royalties owed by a customer and the quarterly estimates are recognized when updated information becomes available.

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We believe the above policy complies with the guidance in ASC 606-10-55-54 through –65B for the following reasons:

a)	The license delivered is distinct and has significant standalone functionality as the licensee can immediately, upon delivery, use our IP to perform design work to incorporate our IP into their products.

b)	The functionality of our IP to which the customer has rights is not expected to substantially change subsequent to the delivery of the IP, as the customer does not have rights to modify the IP delivered.

Exhibits 31.1 and 31.2, page 1

4.	We note that Exhibits 31.1 and 31.2 are incomplete, as they omit paragraph 4(c) of Item 601(b)(31) of Regulation S-K. Please amend your filing to include corrected certifications.

Response: The Company acknowledges the Staff’s comment and respectfully informs the Staff that the Company will file Amendment No. 1 on Form 10-K/A to its Annual Report on Form 10-K for the fiscal year ended April 30, 2022, which amendment will include revised Exhibits 31.1 and 31.2 to include paragraph 4(c) of Item 601(b)(31) of Regulation S-K.

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In connection with our response to the Staff's comments, we acknowledge that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Should you have any questions or comments with respect to the above, or believe that a call would be helpful, please do not hesitate to contact me at (415) 377-6101.

Sincerely,

/s/ Daniel Fleming

Name: Daniel Fleming
Title: Chief Financial Officer